Exhibit 4.16

Back to Contents

ICI

Baroness Noakes Church House High Street Goudhurst, Kent TN17 1AJ	20 Manchester Square London W1U 3AN T. +44 (0)20 7009 5000 F. +44 (0)20 7009 5001 www.ici.com 6 February 2004

Dear Baroness Noakes

APPOINTMENT TO THE BOARD OF IMPERIAL CHEMICAL INDUSTRIES PLC

I write to confirm the terms of your appointment as Non-Executive Director of Imperial Chemical Industries PLC (the Company),such appointment to take effect from the Effective Date as defined below.

Definitions

1. In this Letter of Appointment the following expressions shall have the following meanings:

Appointment means your appointment as set out in this letter;

Board means the board of directors of the Company from time to time or a duly constituted committee thereof;

Effective Date means 1st March 2004;

Group Company means the Company, any holding company of the Company and any subsidiary of the Company or of any such holding company (with holding company and subsidiary having the meanings given to them by section 736 Companies Act 1985.)

Appointment

2. The Appointment will commence on the Effective Date and is subject to re-election to the Board at the first Annual General Meeting after joining the Board.

3. Your engagement as a Non-Executive Director will be for an initial period of three years. Current practice in ICI is that Non-Executive Directors are normally expected to serve two three year terms (starting on the date of their election at the first Annual General Meeting after joining the Board). However, you acknowledge that you have no entitlement to compensation (except in relation to fees due at the date of termination) if the Appointment terminates prior to the end of the three year term for any reason.

Imperial Chemical Industries PLC Registered in England No. 218019 Registered office 20 Manchester Square London W1U 3AN

Back to Contents
4. If, for any reason other than on the expiry of your term of engagement, you resign as a Non-Executive Director or do not seek re-election as a director of the Company, you will set out your reasons for resigning in writing, addressed to the Chairman.

Duties

5. You are considered to be an independent Non-Executive Director and will be identified as such in the annual report and other documentation. If circumstances change, and you believe that your independence may be in doubt, you should discuss this with the Chairman as soon as practicable.

6. The Board as a whole is collectively responsible for promoting the success of the Company by directing and supervising the Company’s affairs. The Board:

(a)	provides entrepreneurial leadership of the Company within a framework of prudent and effective controls which enable risk to be assessed and managed;

(b)	sets the Company’s strategic aims, ensures that the necessary financial and human resources are in place for the Company to meet its objectives, and reviews management performance; and

(c)	sets the Company’s values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the Company. In addition, as a Non-Executive Director, your responsibilities will include:

(d)	constructively challenging and contribute to the development of strategy;

(e)	scrutinising the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;

(f)	satisfying yourself that that financial information is accurate and that financial controls and systems of risk management are robust and defensible; and

(g)	determining appropriate levels of remuneration of executive directors and to have a prime role in appointing, and where necessary removing, senior management and in succession planning.

7. During your Appointment, you will be required to attend the Annual General Meeting of the Company, regular and emergency Board Meetings, any Extraordinary General Meeting of the Company and to serve on and/or chair any committees of the Board to which you are appointed. The Board agenda is usually issued on the Thursday before each Board Meeting together with most of the supporting papers. We shall courier these to you at the above address, unless you advise otherwise. The Non-Executive Directors generally meet as a group twice a year without the Chairman being present for part of the time.

Back to Contents
8. You have been invited to serve on the Nomination, Remuneration and Audit Committees. Meetings of these Committees are normally held on Board Meeting days: in the case of the Nomination and Remuneration Committees, as and when required; in the case of the Audit Committee, before the Board Meeting on a quarterly basis.

9. By accepting the Appointment you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. It is expected that on average this would require 2 – 3 days per month but you are aware that the nature of the role makes it impossible to be specific about time commitment.

10. The performance of Directors is evaluated annually.

Fees

11. You will be entitled to such fee (less any necessary statutory deductions) for your services as Non-Executive Director as the Board may determine from time to time.

12. These fees will be paid in arrears to a bank account nominated by you in equal monthly instalments.

13. You may elect to receive either 50% or 100% of your annual fees in the form of shares in the Company. Further details of this arrangement will be provided by the Company Secretariat.

Expenses

14. The Company will reimburse (or procure the reimbursement of) all out-of-pocket expenses properly and reasonably incurred by you in the course of carrying out your duties subject to production of receipts or other appropriate evidence of payment.

15. During the Appointment, circumstances may arise in the furtherance of your duties as a Director when it will be appropriate for you to seek advice from independent advisers at the Company’s expense. A copy of the Board’s agreed procedure under which directors may obtain such independent advice will be provided by the Company Secretariat. The Company will reimburse the full cost of expenditure incurred in accordance with this policy.

Other Benefits

16. For the avoidance of doubt, you will not be eligible to receive any payments or benefits other than as provided for by this Letter of Appointment.

Induction

17. In connection with your Appointment, the Company will provide a comprehensive, formal and tailored induction programme, and you agree to take part in the induction programme. As part of the programme, we may also offer you the opportunity to meet the Company’s major shareholders, and you agree to make yourself available should the Company’s major shareholders wish to meet you.

Back to Contents

Other directorships and business interests

18. The Company recognises that you have other duties and business interests and that you have declared any conflicts that are apparent at present. You will be expected to notify the Chairman and the Company Secretary of any direct conflict of interest which may arise due to your duties as Non-Executive Director of the Company and any other duties or business interests which you currently have. In particular you are required to notify the Chairman before taking on any additional commitments that might affect the time you are required to spend performing your duties pursuant to the Appointment, and before taking on any other (or further) directorships of publicly quoted companies or any major external appointments.

Restraint on Activities and Confidentiality

19. You must apply the highest standards of confidentiality and not disclose to any person or company (whether during the course of the Appointment or at any time after its termination) any confidential information concerning the Company and any Group Companies with which you come into contact by virtue of your position as a Non-Executive Director of the Company.

20. Your attention is drawn to the requirements under both legislation and regulation as to the disclosure of price-sensitive information. Consequently you should avoid making any statements that might risk a breach of these requirements without prior clearance from the Chairman or Company Secretary.

21. On termination of the Appointment you will deliver to the Company all books, documents, papers and other property of or relating to the business of the Company or any Group Company which are in your possession, custody or power by virtue of your position as a Non-Executive Director of the Company. The Company is able to arrange the disposal of papers which you no longer require.

Insurance

22. During the period of your Appointment and thereafter, the Company intends to provide and maintain directors’ and officers’ liability insurance for your benefit in respect of the period of your Appointment. Any such cover would be in accordance with the terms of the Company’s directors and officers liability insurance cover from time to time in force.

Back to Contents

Governing Law

23. This Letter of Appointment is governed by, and shall be construed in accordance with, the laws of England.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this letter.

Yours sincerely

/S/ Peter B Ellwood

FOR AND ON BEHALF OF IMPERIAL CHEMICAL INDUSTRIES PLC

I have read and agree to the above terms regarding my Appointment.

/s/ Noakes

……………………………………

BARONESS NOAKES